                                                                     EXHIBIT 4.1

                      AMENDMENT TO 2002 STOCK OPTION PLAN

The first  sentence of Section 4 of the 2002 Stock  Option Plan has been amended to read in its  entirety  as  follows:  "Subject  to  adjustment  as provided in
Section 7 hereof,  a total of 1,050,000  shares of the  Company's  Common Stock,
$.01 par value per share (the "Stock"), shall be subject to the Plan."